ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated July 25, 2011

UBS AG Trigger Yield Optimization Notes

UBS AG $•   Notes linked to the common stock of Alpha Natural Resources, Inc. due on or about July 31, 2012
UBS AG $•   Notes linked to the common stock of Citigroup Inc. due on or about July 31, 2012
UBS AG $•   Notes linked to the common stock of Coeur d’Alene Mines Corporation due on or about July 31, 2012

Investment Description

UBS AG Trigger Yield Optimization Notes (the “Notes”) are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”) linked to the common stock of a specific company (the “underlying stock”). The issue price of each Note will be equal to the closing price of the underlying stock on the trade date. On a monthly basis, UBS will pay you a coupon regardless of the performance of the underlying stock. At maturity, UBS will either pay you the principal amount per Note or, if the closing price of the underlying stock on the final valuation date is below the specified trigger price, UBS will deliver to you one share of the underlying stock per Note (subject to adjustments in the case of certain corporate events described in the accompanying Trigger Yield Optimization Notes product supplement under “General Terms of the Notes — Antidilution Adjustments”). Investing in the Notes involves significant risks. You may lose some or all of your principal amount. In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving shares of the underlying stock at maturity that are worth less than your principal amount and the credit risk of UBS for all payments under the Notes. Generally, the higher the coupon rate on a Note, the greater the risk of loss on that Note. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features
☐	Income: Regardless of the performance of the underlying stock, UBS will pay you a monthly coupon. In exchange for receiving the monthly coupon on the Notes, you are accepting the risk of receiving shares of the underlying stock at maturity that are worth less than your principal amount and the credit risk of UBS for all payments under the Notes.
☐	Contingent Repayment of Principal Amount at Maturity: If the price of the underlying stock does not close below the trigger price on the final valuation date, UBS will pay you the principal amount per Note at maturity and you will not participate in any appreciation or decline in the value of the underlying stock. If the price of the underlying stock closes below the trigger price on the final valuation date, UBS will deliver to you one share of the underlying stock per Note at maturity, which is expected to be worth significantly less than the principal amount and may have no value at all. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates*

Trade Date**	July 27, 2011
Settlement Date**	July 29, 2011
Final Valuation Date	July 25, 2012
Maturity Date	July 31, 2012
*	Expected. See page 3 for additional details.
**	We expect to deliver each offering of the Notes against payment on or about the second business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING STOCK. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 7 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-12 OF THE TRIGGER YIELD OPTIMIZATION NOTES PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offerings

These preliminary terms relate to three separate Notes we are offering. Each of the three Notes is linked to the common stock of a different company, and each of the three Notes has a different coupon rate, initial price and trigger price. The coupon rate, initial price and trigger price for each Note will be set on the trade date. Coupons will be paid monthly in arrears in 12 equal installments. The performance of each Note will not depend on the performance of any other Note.

Underlying Stocks	Stock Ticker	Coupon Rate	Total Coupon Payable	Initial Price		Trigger Price	CUSIP	ISIN
Common stock of Alpha Natural Resources, Inc.	ANR	9.80% to 11.80% per annum	9.80% to 11.80%	$	•	75% of Initial Price	90268B145	US90268B1456
Common stock of Citigroup Inc.	C	6.50% to 8.50% per annum	6.50% to 8.50%	$	•	80% of Initial Price	90268B152	US90268B1522
Common stock of Coeur d’Alene Mines Corporation	CDE	9.65% to 11.65% per annum	9.65% to 11.65%	$	•	65% of Initial Price	90268B137	US90268B1373

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the Trigger Yield Optimization Notes product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying Trigger Yield Optimization Notes product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
Common stock of Alpha Natural Resources, Inc.	$•	100%	$•	2%	$•	98%
Common stock of Citigroup Inc.	$•	100%	$•	2%	$•	98%
Common stock of Coeur d’Alene Mines Corporation	$•	100%	$•	2%	$•	98%

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and these offerings. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Trigger Yield Optimization Notes product supplement dated January 4, 2011:

http://www.sec.gov/Archives/edgar/data/1114446/000139340111000006/c206731_690579-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Trigger Yield Optimization Notes” or the “Notes” refer to three different Notes that are offered hereby. Also, references to the “Trigger Yield Optimization Notes product supplement” mean the UBS product supplement, dated January 4, 2011, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus titled, “Debt Securities and Warrants”, dated January 13, 2009.

Common Terms for Each Offering of the Notes

Issuer	UBS AG, London Branch
Issue Price per Note	Equal to 100% of the principal amount per Note.
Principal Amount per Note	Equal to the initial price (as defined below) of the underlying stock.
Term	Approximately 12 months. The Notes are expected to price on or about July 27, 2011 and settle on or about July 29, 2011. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
Underlying Stock	The common stock of a specific company, as indicated on the first page of this free writing prospectus.
Coupon Payments:	Coupon paid in arrears in twelve equal monthly installments based on the coupon rate regardless of the performance of the underlying stock. The coupon rate is expected to be between (i) 9.80% to 11.80% per annum for Notes linked to the common stock of Alpha Natural Resources, Inc., (ii) 6.50% to 8.50% per annum for Notes linked to the common stock of Citigroup Inc. and (iii) 9.65% to 11.65% per annum for Notes linked to the common stock of Coeur d’Alene Mines Corporation. The actual coupon rate per annum for each Note will be set on the trade date.
1st Installment through 12th Installment	For Notes linked to the common stock of Alpha Natural Resources, Inc.: 0.8167% to 0.9833%. For Notes linked to the common stock of Citigroup Inc.: 0.5417% to 0.7083%. For Notes linked to the common stock of Coeur d’Alene Mines Corporation: 0.8042% to 0.9708%. The actual installment amount per Note will be set on the trade date.
Total Coupon Payable	The total coupon payable is expected to be between (i) 9.80% to 11.80% for Notes linked to the common stock of Alpha Natural Resources, Inc., (ii) 6.50% to 8.50% for Notes linked to the common stock of Citigroup Inc. and (iii) 9.65% to 11.65% for Notes linked to the common stock of Coeur d’Alene Mines Corporation. The total coupon payable per Note will be set on the trade date.
Trigger Price	A percentage of the initial price of the underlying stock, as specified on the first page of this free writing prospectus. The trigger price is subject to adjustments in the case of certain corporate events, as described in the Trigger Yield Optimization Notes product supplement.
Payment at Maturity (per Note)(1)	If the final price of the underlying stock is not below the trigger price, at maturity we will pay you an amount in cash equal to your principal amount.
If the final price of the underlying stock is below the trigger price, at maturity we will deliver to you one share of the underlying stock for each Note you own.
Closing Price	On any trading day, the last reported sale price (or, in the case of NASDAQ, the official closing price) of the underlying stock during the principal trading session on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.
Initial Price	The closing price of the underlying stock on the trade date.
Final Price	The closing price of the underlying stock on the final valuation date.

Investment Timeline

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. YOU MAY RECEIVE SHARES AT MATURITY THAT ARE WORTH LESS THAN YOUR PRINCIPAL AMOUNT OR MAY HAVE NO VALUE AT ALL. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

(1)	If the calculation agent adjusts the number of shares of the underlying stock due to be delivered to you for certain corporate events affecting the underlying stock, we will pay cash in lieu of delivering any fractional shares of the underlying stock in an amount equal to that fraction multiplied by the closing price of the underlying stock on the final valuation date.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as an investment in the underlying stock.
♦	You believe the final price of the underlying stock is not likely to be below the trigger price and, if it is, you can tolerate receiving shares of the underlying stock at maturity worth less than your principal amount or that may have no value at all.
♦	You understand and accept that you will not participate in any appreciation in the price of the underlying stock and that your return at maturity is limited to the coupons paid on the applicable Note.
♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the underlying stock.
♦	You would be willing to invest in the Notes if the applicable coupon rate was set equal to the bottom of the range indicated on the cover hereof (the actual coupon rate will be determined on the trade date).
♦	You are willing and able to hold the Notes to maturity, a term of approximately 12 months, and accept that there may be little or no secondary market for the Notes.
♦	You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You require an investment designed to provide a full return of principal at maturity.
♦	You are not willing to make an investment that may have the same downside market risk as an investment in the underlying stock.
♦	You believe the final price of the underlying stock is likely to be below the trigger price, which could result in a total loss of your initial investment.
♦	You cannot tolerate receiving shares of the underlying stock at maturity worth less than your principal amount or that may have no value at all.
♦	You seek an investment that participates in the full appreciation in the price of the underlying stock or that has unlimited return potential.
♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the underlying stock.
♦	You would be unwilling to invest in the Notes if the applicable coupon rate was set equal to the bottom of the range indicated on the cover hereof (the actual coupon rate will be determined on the trade date).
♦	You are unable or unwilling to hold the Notes to maturity, a term of approximately 12 months, and seek an investment for which there will be an active secondary market.
♦	You are not willing to assume the credit risk of UBS for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 7 of this free writing prospectus for risks related to an investment in the Notes.

Coupon Payment Dates

Coupon will be paid in arrears in twelve equal monthly installments on the coupon payment dates listed below:

August 31, 2011	February 29, 2012
September 30, 2011	March 30, 2012
October 31, 2011	April 30, 2012
November 30, 2011	May 31, 2012
December 30, 2011	June 29, 2012
January 31, 2012	July 31, 2012

Any payment on your Notes that would otherwise be due on a coupon payment date that is not a business day will instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. The record date for coupon payment will be one business day preceding the coupon payment date.

What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” beginning on page PS-41 of the Trigger Yield Optimization Notes product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” beginning on page PS-41 of the Trigger Yield Optimization Notes product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument and a put option contract in respect of the underlying stock. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Because the Notes have a term greater than one year, amounts treated as interest on the debt component would be includible in income by you in accordance with your regular method of accounting for interest for United States federal income tax purposes.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component either would be taxed as a short-term capital gain if the principal amount is repaid in cash or would reduce the basis of any underlying stock if you receive (or are deemed to receive if the cash equivalent is paid) the underlying stock.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Stocks	Coupon Rate (to be determined on trade date)	Interest on Debt Component	Put Option Component
Common stock of Alpha Natural Resources, Inc.	9.80% to 11.80% per annum	• % per annum	• % per annum
Common stock of Citigroup Inc.	6.50% to 8.50% per annum	• % per annum	• % per annum
Common stock of Coeur d’Alene Mines Corporation	9.65% to 11.65% per annum	• % per annum	• % per annum

Upon sale or exchange of your Notes you would be required to apportion the value of the amount you receive between the Debt Portion and the Put Option on the basis of the fair market values thereof on the date of sale or exchange. Except to the extent such gain or loss is attributable to accrued and unpaid interest with respect to the Debt Portion, any gain or loss recognized with respect to the Debt Portion would be capital gain or loss (and such gain or loss would be long-term to the extent that you have held the Note for more than one year) and the amount of cash that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent debt instrument subject to special U.S. Treasury Regulations governing contingent debt instruments. If the Notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with other terms and conditions similar to the Notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield. These rules would generally have the effect of (i) treating each payment of stated interest on your Notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your Notes. It is also possible that pursuant to some other characterization, the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplement U.S. Tax Considerations” beginning on page PS-41 for a more detailed description of the tax treatment of your Notes.

In 2007, the Internal Revenue Service released a Notice that may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” beginning on page PS-41 of the Trigger Yield Optimization Notes product supplement unless and until such time as some other treatment is more appropriate.

Specified Foreign Financial Assets — Under recently enacted legislation, individuals that own “specified foreign financial assets” may be required to file information with respect to such assets with their tax returns, especially if such individuals hold such assets outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” beginning on page PS-41 of the Trigger Yield Optimization Notes product supplement and consult your tax advisor.

Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the Trigger Yield Optimization Notes product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Risk of loss at maturity — The Notes differ from ordinary debt securities in that the issuer will not necessarily pay the full principal amount of the Notes at maturity. UBS will only pay you the principal amount of your Notes in cash if the final price of the underlying stock is greater than or equal to the trigger price and only at maturity. If the final price of the underlying stock is below the trigger price, UBS will deliver to you one share of the underlying stock at maturity for each Note that you own instead of the principal amount in cash. If you receive shares of underlying stock at maturity, the value of the stock is expected to be significantly less than the principal amount of the Notes or may have no value at all.
♦	Higher coupon rates are generally associated with a greater risk of loss — Greater expected volatility with respect to a Note’s underlying stock reflects a higher expectation as of the trade date that the price of such stock could close below its trigger price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on that Note. However, while the coupon rate is set on the trade date, the underlying stock’s volatility can change significantly over the term of the Notes. The price of the underlying stock for your Note could fall sharply, which could result in a significant loss of principal.
♦	The contingent repayment of principal applies only at maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the stock price is above the trigger price.
♦	Your return on the Notes is expected to be limited to the coupons paid on the Notes — If the closing price of the underlying stock on the final valuation date is greater than or equal to the trigger price, UBS will pay you the principal amount of your Notes in cash at maturity and you will not participate in any appreciation in the price of the underlying stock even though you risked being subject to the decline in the price of the underlying stock. If the closing price of the underlying stock on the final valuation date is less than the trigger price, UBS will deliver to you shares of the underlying stock at maturity which will be worth less than the trigger price as of the final valuation date and are unlikely to be worth more than the principal amount as of the maturity date. Therefore, your return on the Notes as of the maturity date is expected to be limited to the coupons paid on the Notes and may be less than your return would be on a direct investment in the underlying stock.
♦	Single stock risk — The price of the underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the respective underlying stock issuer and the underlying stock for your Notes. For additional information regarding Alpha Natural Resources, Inc., Citigroup Inc. and Coeur d’Alene Mines Corporation, please see “Information about the Underlying Stocks” and “Alpha Natural Resources, Inc.,” “Citigroup Inc.” and “Coeur d’Alene Mines Corporation” in this free writing prospectus and the respective underlying stock issuer’s SEC filings referred to in those sections. We urge you to review financial and other information filed periodically by the underlying stock issuer with the SEC.
♦	Owning the Notes is not the same as owning the underlying stock — The return on your Notes may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock over the term of your Notes. Furthermore, the underlying stock may appreciate substantially during the term of your Notes and you will not participate in such appreciation.
♦	Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.
♦	No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the price of the underlying stock will rise or fall. There can be no assurance that the underlying stock price will not rise by more than the coupons paid on the Notes or will not close below the trigger price on the final valuation date. The price of the underlying stock will be influenced by complex and interrelated political, economic, financial and other factors that affect the issuer of the underlying stock. You should be willing to accept the risks of owning equities in general and the underlying stock in particular, and the risk of losing some or all of your initial investment.
♦	The calculation agent can make adjustments that affect the payment to you at maturity — The calculation agent will adjust the amount payable at maturity by adjusting the trigger price and the number of shares of the underlying stock that may be delivered for certain corporate events affecting the underlying stock, such as stock splits and stock dividends, and certain other actions involving the underlying stock. However, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying stock. If an event occurs that does not require the calculation agent to adjust the trigger price and the number of shares of underlying stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected. If the calculation agent adjusts the number of shares of the underlying stock due to be delivered to you for certain corporate events affecting the underlying stock, we will pay cash in lieu of delivering any fractional shares of the underlying stock in an amount equal to that fraction multiplied by the closing price of the underlying stock on the final valuation date. Following certain corporate events relating to the respective issuer of the underlying stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the respective underlying stock issuer in combination with any cash or any other assets distributed to holders of the underlying stock in such corporate event. If the issuer of an underlying stock becomes subject to (i) a corporate event whereby the underlying stock is exchanged solely for cash or (ii) a merger or combination with UBS or any of its affiliates, the amount you receive at maturity may be based on the common stock issued by another company. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “General Terms of the Notes — Antidilution Adjustments” beginning on page PS-28 of the Trigger Yield Optimization Notes product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity the issuer will pay you an amount in cash equal to your principal amount, unless the final price of the underlying stock is below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events). Regardless of any of the events discussed above, any payment on the Notes is subject to the creditworthiness of UBS.
♦	There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS may make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the initial price to public and to its intrinsic economic value; and as a result, you may suffer substantial losses.
♦	Price of Notes prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying stock and the expected price volatility of the underlying stock, the dividend rate on the underlying stock, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.
♦	Impact of fees on the secondary market price of Notes — Generally, the market price of the Notes after issuance is expected to be lower than the issue price to public of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on the market price of the underlying stock — Trading or transactions by UBS or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stock and, therefore, the market value of your Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the final price is below the trigger price and accordingly the payment at maturity on your Notes. The calculation agent may postpone the determination of the final price and the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying stock to which the Notes are linked.
♦	Dealer incentives — UBS and its affiliates act in various capacities with respect to the Notes. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay total underwriting compensation of 2.00% per Note to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section entitled “What Are the Tax Consequences of the Notes?” on page 5 herein and the section entitled “Supplemental U.S. Tax Considerations” beginning on page PS-41 of the Trigger Yield Optimization Notes product supplement and consult your tax advisor about your tax situation.

Hypothetical Examples and Return Table

Assumptions

The following examples and return table illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	12 months
Coupon rate**:	9.00% per annum (or $0.30 per monthly period)
Total Coupon Payable**:	9.00% (or $3.60)
Initial price of the underlying stock:	$40.00 per share
Trigger price:	$32.00 (80% of the initial price)
Principal amount:	$40.00 per Note (set equal to the initial price)
Dividend yield on the underlying stock***:	1.00%
*	Actual coupon rate and terms for each Note to be set on the trade date. Amounts here have been rounded for ease of analysis.
**	Coupon payment will be paid in arrears in twelve equal monthly installments during the term of the Notes on an unadjusted basis.
***	Hypothetical dividend yield holders of the underlying stock might receive over the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying stock may vary from the assumed dividend yield used for purposes of the following examples. Regardless, investors in the Notes will not receive any dividends paid on the underlying stock.

Hypothetical Examples

Scenario #1: The final price of the underlying stock is not below the trigger price of $32.00.

Since the final price of the underlying stock is not below the trigger price of $32.00, the issuer will pay you at maturity a cash payment equal to the principal amount of your Notes. This investment would outperform an investment in the underlying stock if the price appreciation of the underlying stock (plus dividends, if any) over the term of the Notes is less than 9.00%.

If the closing price of the underlying stock on the final valuation date is $40.00 (no change in the price of the underlying stock):

Payment at Maturity:	$40.00
Coupons:	$3.60	($0.30 × 12 = $3.60)
Total:	$43.60
Total Return on the Notes:	9.00%

In this example, the total return on the Notes is 9.00% while the total return on the underlying stock is 1.00% (including dividends).

If the closing price of the underlying stock on the final valuation date is $52.00 (an increase of 30%):

Payment at Maturity:	$40.00
Coupons:	$3.60	($0.30 × 12 = $3.60)
Total:	$43.60
Total Return on the Notes:	9.00%

In this example, the total return on the Notes is 9.00% while the total return on the underlying stock is 31.00% (including dividends).

If the closing price of the underlying stock on the final valuation date is $34.00 (a decline of 15%):

Payment at Maturity:	$40.00
Coupons:	$3.60	($0.30 × 12 = $3.60)
Total:	$43.60
Total Return on the Notes:	9.00%

In this example, the total return on the Notes is 9.00% while the total return on the underlying stock is a loss of 14.00% (including dividends).

Scenario #2: The final price of the underlying stock is below the trigger price of $32.00.

Since the final price of the underlying stock is below the trigger price of $32.00, the issuer will deliver to you at maturity one share of the underlying stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the underlying stock on the maturity date.

If the closing price of the underlying stock on the maturity date is $18.00 (a decline of 55%):

Value of share received:	$18.00
Coupons:	$3.60	($0.30 × 12 = $3.60)
Total:	$21.60
Total Return on the Notes:	-46.00%

In this example, the total return on the Notes is a loss of 46.00% while the total return on the underlying stock is a loss of 54.00% (including dividends).

If the closing price of the underlying stock on the maturity date is $28.00 (a decline of 30%):

Value of share received:	$28.00
Coupons:	$3.60	($0.30 × 12 = $3.60)
Total:	$31.60
Total Return on the Notes:	-21.00%

In this example, the total return on the Notes is a loss of 21.00% while the total return on the underlying stock is a loss of 29.00% (including dividends).

Underlying Stock			The Hypothetical Final Price is Greater Than or Equal to the Hypothetical Trigger Price(1)		The Hypothetical Final Price is Less Than the Hypothetical Trigger Price(2)
Hypothetical Final Price(3)	Stock Price Return(4)	Total Return on the Underlying Stock at Maturity(5)	Total Payment at Maturity + Coupon Payments(6)	Total Return on the Notes at Maturity(7)	Total Payment at Maturity + Coupon Payments(8)	Total Return at Maturity(7)(9)
$60.00	50.00%	51.00%	$43.600	9.00%	n/a	n/a
$58.00	45.00%	46.00%	$43.600	9.00%	n/a	n/a
$56.00	40.00%	41.00%	$43.600	9.00%	n/a	n/a
$54.00	35.00%	36.00%	$43.600	9.00%	n/a	n/a
$52.00	30.00%	31.00%	$43.600	9.00%	n/a	n/a
$50.00	25.00%	26.00%	$43.600	9.00%	n/a	n/a
$48.00	20.00%	21.00%	$43.600	9.00%	n/a	n/a
$46.00	15.00%	16.00%	$43.600	9.00%	n/a	n/a
$44.00	10.00%	11.00%	$43.600	9.00%	n/a	n/a
$42.00	5.00%	6.00%	$43.600	9.00%	n/a	n/a
$40.00	0.00%	1.00%	$43.600	9.00%	n/a	n/a
$38.00	-5.00%	-4.00%	$43.600	9.00%	n/a	n/a
$36.00	-10.00%	-9.00%	$43.600	9.00%	n/a	n/a
$34.00	-15.00%	-14.00%	$43.600	9.00%	n/a	n/a
$32.00	-20.00%	-19.00%	$43.600	9.00%	n/a	n/a
$30.00	-25.00%	-24.00%	n/a	n/a	$33.600	-16.00%
$28.00	-30.00%	-29.00%	n/a	n/a	$31.600	-21.00%
$26.00	-35.00%	-34.00%	n/a	n/a	$29.600	-26.00%
$24.00	-40.00%	-39.00%	n/a	n/a	$27.600	-31.00%
$22.00	-45.00%	-44.00%	n/a	n/a	$25.600	-36.00%
$20.00	-50.00%	-49.00%	n/a	n/a	$23.600	-41.00%
$18.00	-55.00%	-54.00%	n/a	n/a	$21.600	-46.00%
(1)	A trigger event does not occur if the hypothetical Final Price of the underlying stock is not below the hypothetical Trigger Price.
(2)	A trigger event occurs if the hypothetical Final Price of the underlying stock is less than the hypothetical Trigger Price.
(3)	If the hypothetical Final Price of the underlying stock is not below the hypothetical Trigger Price, this number represents the Final Price. If the hypothetical Final Price of the underlying stock is below the hypothetical Trigger Price, this number represents the Final Price as of the Final Valuation Date and the Closing Price as of the Maturity Date.
(4)	The hypothetical Stock Price return range is provided for illustrative purposes only. The actual Stock Price return may be below -55% and you therefore may lose up to 100% of your principal amount.
(5)	The Total Return on the underlying stock at maturity includes a hypothetical 1.00% cash dividend payment.
(6)	Payment consists of the principal amount plus coupon payments of 9.00% per annum.
(7)	The Total Return on the Notes at maturity includes coupon payments of 9.00% per annum.
(8)	Payment consists of delivery of one share of the underlying stock plus coupon payments of 9.00% per annum.
(9)	If the hypothetical Final Price of the underlying stock is less than the hypothetical Trigger Price, the Total Return at maturity will only be positive in the event that the market price of the underlying stock on the Maturity Date is substantially greater than the hypothetical Final Price of such underlying stock. Such an increase in price is not likely to occur.

Information about the Underlying Stocks

All disclosures contained in this free writing prospectus regarding each underlying stock are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any underlying stock contained in this free writing prospectus. You should make your own investigation into each underlying stock.

Included on the following pages is a brief description of the issuers of each of the respective underlying stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying stocks. The information given below is for the four calendar quarters in each of 2006, 2007, 2008, 2009 and 2010 and the first and second calendar quarters of 2011. Partial data is provided for the third calendar quarter of 2011. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying stocks as an indication of future performance.

Each of the underlying stocks is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the underlying stocks with the SEC can be reviewed electronically through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by the respective issuers of the underlying stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Alpha Natural Resources, Inc.

According to publicly available information, Alpha Natural Resources, Inc. (“Alpha”) is a coal supplier in the United States. Alpha is a supplier and exporter of metallurgical coal for use in the steel-making process, and a supplier of thermal coal to electric utilities and manufacturing industries. It operates 66 mines and 13 coal preparation plants in Northern and Central Appalachia and the Powder River Basin. Alpha operates in two segments: Eastern Coal Operations and Western Coal Operations. Eastern Coal Operations consists of the mines in Northern and Central Appalachia, its coal brokerage activities and Alpha’s road construction business. Western Coal Operations consists of two Powder River Basin mines in Wyoming. During 2010, Alpha sold a total of 84.8 million tons of steam and metallurgical coal. Information filed by Alpha with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-32331, or its CIK Code: 0001301063. Alpha’s website is http://www.alphanr.com. Alpha’s common stock is listed on the New York Stock Exchange under the ticker symbol “ANR.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for Alpha’s common stock, based on daily closing prices on the primary exchange for Alpha, as reported by Bloomberg. Alpha’s closing price on July 22, 2011 was $47.06. The actual initial price will be the closing price of Alpha’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$23.53	$19.37	$23.14
4/3/2006	6/30/2006	$26.58	$17.95	$19.62
7/3/2006	9/29/2006	$19.92	$14.55	$15.76
10/2/2006	12/29/2006	$16.76	$14.23	$14.23
1/3/2007	3/30/2007	$15.66	$12.45	$15.63
4/2/2007	6/29/2007	$20.79	$15.61	$20.79
7/2/2007	9/28/2007	$23.23	$16.52	$23.23
10/1/2007	12/31/2007	$33.84	$23.68	$32.48
1/2/2008	3/31/2008	$43.48	$24.11	$43.44
4/1/2008	6/30/2008	$104.29	$41.29	$104.29
7/1/2008	9/30/2008	$104.93	$43.41	$51.43
10/1/2008	12/31/2008	$47.69	$14.68	$16.19
1/2/2009	3/31/2009	$22.67	$14.73	$17.75
4/1/2009	6/30/2009	$30.19	$16.24	$26.27
7/1/2009	9/30/2009	$39.46	$22.79	$35.10
10/1/2009	12/31/2009	$46.07	$33.44	$43.38
1/4/2010	3/31/2010	$52.73	$39.69	$49.89
4/1/2010	6/30/2010	$54.39	$32.07	$33.87
7/1/2010	9/30/2010	$43.82	$33.26	$41.15
10/1/2010	12/31/2010	$60.16	$41.52	$60.03
1/3/2011	3/31/2011	$67.38	$50.29	$59.37
4/1/2011	6/30/2011	$60.47	$40.98	$45.44
7/1/2011*	7/22/2011*	$47.06	$43.25	$47.06
*	As of the date of this free writing prospectus, available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through July 22, 2011. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the performance of Alpha’s common stock from January 3, 2000 through July 22, 2011, based on information from Bloomberg. The dotted line represents a hypothetical trigger price of $35.30, which is equal to 75% of the closing price on July 22, 2011. The actual trigger price will be based on the closing price of Alpha’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Citigroup Inc.

According to publicly available information, Citigroup Inc. (“Citigroup”) is a global diversified financial services holding company. Citigroup provides consumers, corporations, governments and institutions with a range of financial products and services. As of December 31, 2009, Citigroup had approximately 200 million customer accounts and did business in more than 140 countries. Citigroup operates through two primary business segments: Citicorp, consisting of its Regional Consumer Banking businesses and Institutional Clients Group; and Citi Holdings, consisting of its Brokerage and Asset Management, Local Consumer Lending, and Special Asset Pool. Citicorp is Citigroup’s global bank for consumers and businesses, and represents its core franchise. Citicorp is present in nearly 100 countries and offers services in over 140 countries. As of December 31, 2009, Citicorp had approximately $1.1 trillion of assets and $731 billion of deposits, representing approximately 60% of the Citigroup’s total assets and approximately 90% of its deposits. Information filed by Citigroup with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-09924, or its CIK Code: 0000831001. Citigroup’s website is http://www.citigroup.com. Citigroup’s common stock is listed on the New York Stock Exchange under the ticker symbol “C.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for Citigroup’s common stock, based on daily closing prices on the primary exchange for Citigroup, as reported by Bloomberg. Citigroup’s closing price on July 22, 2011 was $40.26. The actual initial price will be the closing price of Citigroup’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$492.90	$450.50	$472.30
4/3/2006	6/30/2006	$503.70	$474.10	$482.40
7/3/2006	9/29/2006	$502.30	$464.00	$496.70
10/2/2006	12/29/2006	$564.10	$493.80	$557.00
1/3/2007	3/30/2007	$552.50	$487.50	$513.40
4/2/2007	6/29/2007	$552.00	$510.50	$512.90
7/2/2007	9/28/2007	$528.40	$453.00	$466.70
10/1/2007	12/31/2007	$483.20	$292.90	$294.40
1/2/2008	3/31/2008	$296.90	$186.20	$214.20
4/1/2008	6/30/2008	$268.10	$167.60	$167.60
7/1/2008	9/30/2008	$211.20	$140.30	$205.10
10/1/2008	12/31/2008	$230.00	$37.70	$67.10
1/2/2009	3/31/2009	$74.60	$10.20	$25.30
4/1/2009	6/30/2009	$40.20	$26.80	$29.70
7/1/2009	9/30/2009	$52.30	$25.90	$48.40
10/1/2009	12/31/2009	$50.00	$32.00	$33.10
1/4/2010	3/31/2010	$43.10	$31.50	$40.50
4/1/2010	6/30/2010	$49.70	$36.30	$37.60
7/1/2010	9/30/2010	$43.00	$36.60	$39.00
10/1/2010	12/31/2010	$48.10	$39.50	$47.30
1/3/2011	3/31/2011	$51.30	$43.90	$44.20
4/1/2011	6/30/2011	$46.00	$36.81	$41.64
7/1/2011*	7/22/2011*	$42.88	$37.74	$40.26
*	As of the date of this free writing prospectus, available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through July 22, 2011. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the performance of Citigroup’s common stock from January 3, 2000 through July 22, 2011, based on information from Bloomberg. The dotted line represents a hypothetical trigger price of $32.21, which is equal to 80% of the closing price on July 22, 2011. The actual trigger price will be based on the closing price of Citigroup’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Coeur d’Alene Mines Corporation

According to publicly available information, Coeur d’Alene Mines Corporation (“Coeur”) is primarily a silver producer with gold production and has assets located in the United States, Mexico, Bolivia, Argentina and Australia. Coeur through its subsidiaries, is engaged in the operation and ownership, development and exploration of silver and gold mining properties and companies located primarily within South America (Argentina and Bolivia), Mexico (Chihuahua), the United States (Nevada and Alaska) and Australia (New South Wales). During the year ended December 31, 2010, the San Bartolome mine, Palmarejo mine, Kensington mine, Rochester mine, and Martha mine, each of which is operated by Coeur, and the Endeavor mine, which is operated by a non-affiliated party, constituted Coeur’s principal sources of mining revenues. On August 9, 2010, Coeur sold its 100% interest in its subsidiary Compania Minera Cerro Bayo Ltd. (Minera Cerro Bayo). Information filed by Coeur with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-8641, or its CIK Code: 0000215466. Coeur's website is http://www.coeur.com. Coeur’s common stock is listed on the New York Stock Exchange under the ticker symbol “CDE.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for Coeur’s common stock, based on daily closing prices on the primary exchange for Coeur, as reported by Bloomberg. Coeur’s closing price on July 22, 2011 was $28.63. The actual initial price will be the closing price of Coeur’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$67.10	$41.10	$65.60
4/3/2006	6/30/2006	$73.70	$39.50	$48.10
7/3/2006	9/29/2006	$57.50	$44.10	$47.10
10/2/2006	12/29/2006	$54.50	$43.50	$49.50
1/3/2007	3/30/2007	$48.00	$39.50	$41.10
4/2/2007	6/29/2007	$43.20	$35.10	$35.90
7/2/2007	9/28/2007	$42.20	$32.50	$37.90
10/1/2007	12/31/2007	$49.40	$36.20	$49.40
1/2/2008	3/31/2008	$51.60	$38.80	$40.40
4/1/2008	6/30/2008	$39.40	$27.70	$29.00
7/1/2008	9/30/2008	$28.90	$14.40	$15.30
10/1/2008	12/31/2008	$14.80	$3.60	$8.80
1/2/2009	3/31/2009	$9.80	$5.80	$9.40
4/1/2009	6/30/2009	$16.70	$10.00	$12.30
7/1/2009	9/30/2009	$21.56	$10.51	$20.50
10/1/2009	12/31/2009	$24.29	$17.96	$18.06
1/4/2010	3/31/2010	$19.79	$13.55	$14.98
4/1/2010	6/30/2010	$18.65	$14.21	$15.78
7/1/2010	9/30/2010	$19.94	$14.29	$19.92
10/1/2010	12/31/2010	$27.93	$19.25	$27.32
1/3/2011	3/31/2011	$35.14	$22.46	$34.78
4/1/2011	6/30/2011	$36.71	$22.96	$24.26
7/1/2011*	7/22/2011*	$28.63	$23.91	$28.63
*	As of the date of this free writing prospectus, available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through July 22, 2011. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the performance of Coeur’s common stock from January 3, 2000 through July 22, 2011, based on information from Bloomberg. The dotted line represents a hypothetical trigger price of $18.61, which is equal to 65% of the closing price on July 22, 2011. The actual trigger price will be based on the closing price of Coeur’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes; and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes and, thus creates an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.